Exhibit 2.1

                                  AMENDMENT TO
                            ASSET PURCHASE AGREEMENT

          This AMENDMENT is made and entered into as of February 5, 1997, by and among ANCHOR GLASS CONTAINER CORPORATION, a Delaware corporation ("Anchor"), CONSUMERS PACKAGING INC., a corporation organized under the federal laws of Canada ("Consumers"), and OWENS-BROCKWAY GLASS CONTAINER INC., a Delaware corporation ("OI").

                                   WITNESSETH:

          WHEREAS, Anchor has entered into an Asset Purchase Agreement with Consumers and OI, dated as of December 18, 1996 (the "Asset Purchase Agreement") with respect to the sale by Anchor to Consumers and OI of substantially all of the assets of Anchor on the terms and conditions specified in the Asset Purchase Agreement, which Asset Purchase Agreement has been approved by order of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") which has jurisdiction over the Bankruptcy Case filed by Anchor, as debtor, pursuant to Chapter 11 of the Bankruptcy Code (Capitalized terms used herein but not otherwise defined herein shall have the same meanings given them in the Asset Purchase Agreement); and

          WHEREAS, pursuant to Section 2.01(i) of the Asset Purchase Agreement, Anchor agreed to transfer and assign to Consumers and OI, and Consumers and OI agreed to purchase from Anchor, all of Anchor's right, title and interest in, to and under the Purchased Assets including all real property used or owned or held for use in the Business in each case together with all buildings, fixtures and improvements erected thereon; and

          WHEREAS, pursuant to Section 2.06(b) of the Asset Purchase Agreement, Anchor agreed to deliver to Consumers and OI, three business days prior to the Closing Date, a certificate, signed by Anchor's Chief Financial Officer, setting forth (i) Anchor's good faith estimate of the Estimated Post-Filing Trade Payables and (ii) Anchor's good faith estimate of the Estimated Final Net Assets; and

          WHEREAS, Anchor has delivered the certificate described above dated January 24, 1997 and pursuant to Section 2.06 of the Asset Purchase Agreement, Consumers and OI are obligated to pay to Anchor the Estimated Purchase Price in the amount of $333,937,000 in cash, of which $205,575,000 is payable by Consumers; and

          WHEREAS, Consumers and Anchor are desirous of amending the Asset Purchase Agreement to eliminate from the Purchased Assets to be acquired by Consumers three of the closed plants facilities owned by Anchor and to reduce the Purchase Price and the Estimated Purchase Price otherwise payable by Consumers in cash on the Closing Date by $5.7 million:

          NOW, THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

          1. PURCHASED ASSETS. Notwithstanding anything to the contrary contained in the Asset Purchase Agreement, including, without limitation,
Section 2.01(i) thereof, the Purchased Assets shall not include the plant facilities owned by Anchor described on Schedule 3.11(b) to the Asset Purchase Agreement as the properties located at Corsicana, Texas (including the warehouse), Huntington Park, California and San Leandro, California (collectively, the "Excluded Properties"). Schedule 3.11(b) to the Asset Purchase Agreement is hereby amended to delete the Excluded Properties therefrom and the Asset Purchase Agreement is hereby amended such that the terms "Purchased Assets" and "Real Properties" as used in the Asset Purchase Agreement shall not include the Excluded Properties and the term "Excluded Assets" as used therein shall include the Excluded Properties. All other references in the Asset Purchase Agreement and the Schedules thereto to any of the Excluded Properties are hereby deleted. Consumers shall have the right to remove any machinery and equipment (but not building fixtures) and Anchor owned inventory located at any of the Excluded Properties within the lesser of 60 days following the Closing Date or the date of sale of any Excluded Property.

          2. ASSUMED LIABILITIES. Notwithstanding anything to the contrary contained in the Asset Purchase Agreement, including, without limitation,
Section 2.03(v) thereof, the Assumed Liabilities shall not include any liabilities or obligations of Anchor relating to or in connection with the Excluded Properties (the "Related Liabilities").

          3. PURCHASE PRICE. The Purchase Price and the Estimated Purchase Price for the Purchased Assets are hereby reduced by $5.7 million. To effectuate such reduction, (i) the amount of $333.6 million appearing in clause (i)(A) of the first sentence of Section 2.06(a) of the Asset Purchase Agreement is hereby reduced to $327.9 million and the amount thereof payable by Consumers is hereby reduced from $208.6 million to $202.9 million and (ii) the amount of $333.6 million appearing in clause (i) of the fourth sentence of Section 2.06(a) of the Asset Purchase Agreement is hereby reduced to $327.9 million.

          4. CLOSING BALANCE SHEET. Notwithstanding anything to the contrary contained in the Asset Purchase Agreement, including, without limitation, Sections 2.08 and 2.09 thereof, the Excluded Properties and the Related Liabilities, at a net value of $6.84 million, shall be excluded from the Closing Balance Sheet and solely for purposes of calculating any adjustment to the Purchase Price pursuant to Section 2.09 of the Asset Purchase Agreement, the net assets shown on the Reference Balance Sheet shall be reduced by the amount of $6.84 million which is the agreed book value of the Excluded Properties net of the Related Liabilities. It is the intention of the parties that this paragraph 4 shall preclude any adjustment in the Purchase Price pursuant to Section 2.09 of the Asset Purchase Agreement by reason of the exclusion of the Excluded Properties net of the Related Liabilities from the Purchased Assets and the Assumed Liabilities.

          5. FUTURE SALES OF EXCLUDED PROPERTIES. Anchor agrees that, in connection with the sale of any of the Excluded Properties by Anchor, it will include a covenant restricting any subsequent owner from operating such Excluded Property for the manufacture of glass containers.

          6. ASSIGNMENT TO NEW ANCHOR. Prior to the Closing, Consumers shall have assigned to New Anchor all of its rights under this Amendment and shall have caused New Anchor to assume all of the liabilities and obligations of Consumers hereunder. Such assignment and assumption shall not relieve Consumers of its liabilities and obligations under this Amendment.

          7. GOVERNING LAW, ETC. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State. The provisions of Sections 13.11 (Consent to Jurisdiction) and 13.12 (Waiver of Jury Trial) of the Asset Purchase Agreement shall be applicable to this Amendment as though fully set forth herein.
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          IN WITNESS WHEREOF, each party has caused this Amendment to be executed by its duly authorized representative as of the date first written above.

                                     ANCHOR GLASS CONTAINER CORPORATION

                                     By:/s/ Mark A. Kirk
                                        Name: Mark A. Kirk
                                        Title: Senior Vice President


                                     CONSUMERS PACKAGING INC.

                                     By: /s/ John J. Ghaznavi
                                         Name: John J. Ghaznavi
                                         Title: Chairman and Chief Executive
                                                Officer


                                    OWENS-BROCKWAY GLASS CONTAINER INC.

                                    By:/s/ James W. Baehren
                                       Name: James W. Baehren
                                       Title: Vice President